UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Edison Nation, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

28103E106
(CUSIP Number)

September 30, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28103E106	Schedule 13G	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS Ventus Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,078,073
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,078,073

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,073(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 28103E106	Schedule 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS James L. Robo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,078,073
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,078,073

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,073(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 28103E106	Schedule 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS James L. Robo Revocable Living Trust of 2001 dated February 26, 2001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,078,073
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,078,073

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,073(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 28103E106	Schedule 13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,078,073
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,078,073

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,073(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 28103E106	Schedule 13G	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS Meredith B. Trim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,078,073
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,078,073

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,073(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)       Includes 872,813 shares of common stock, $0.001 par value per share (“Common Stock”) of Edison Nation, Inc. (the “Issuer”) directly owned by Ventus Capital, LLC as to which a call option right has been granted to a third party.

(2)       Based on (i) 11,713,291 shares of Common Stock of the Issuer outstanding as of September 9, 2020, as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on September 11, 2020, and (ii) 2,210,382 shares of Common Stock issued in connection with the acquisition by the Issuer of all outstanding membership interests of TBD Safety, LLC (the “Acquisition”) on September 30, 2020.

CUSIP No. 28103E106	Schedule 13G	Page 6 of 7 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer

Edison Nation, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1 West Broad Street, Suite 1004

Bethlehem, Pennsylvania 18018

Item 2.

(a)	Name of Person Filing

Ventus Capital, LLC (“Ventus”)

James L. Robo (“Mr. Robo”)

James L. Robo Revocable Living Trust of 2001 dated February 26, 2001 (the “Robo Revocable Trust”)

Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001 (the “Trim Revocable Trust”)

Meredith B. Trim (“Ms. Trim” and, collectively with Ventus, Mr. Robo, the Robo Revocable Trust and the Trim Revocable Trust, the “Reporting Persons”)

(b)	Address of the Principal Office or, if none, residence

The address for each of the Reporting Persons is as follows:

c/o Day Pitney LLP

One Clearlake Centre, Suite 1504

250 Australian Avenue South

West Palm Beach, Florida 33401

(c)	Citizenship

Each of Ventus, the Robo Revocable Trust and the Trim Revocable Trust is organized in Florida.

Each of Mr. Robo and Ms. Trim is a United States citizen.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share

(e)	CUSIP Number

28103E106

Item 3.

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 28103E106	Schedule 13G	Page 7 of 7 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned: Ventus is the record owner of 1,078,073 shares of Common Stock received in connection with the Acquisition. Each of (i) Mr. Robo, as the manager of Ventus and as the grantor and trustee of the Robo Revocable Trust, (ii) the Robo Revocable Trust, as a member of Ventus, (iii) the Trim Revocable Trust, as a member of Ventus, and (iv) Ms. Trim, as the grantor and trustee of the Trim Revocable Trust, may also be deemed to be the beneficial owners of the shares of Common Stock of which Ventus is record owner. The foregoing amounts do not include shares of Common Stock that Ventus may receive as an earnout at such time as the assets purchased in the Acquisition achieve a cumulate revenue target specified in the purchase and sale agreement governing the Acquisition.

(b)	Percent of Class: Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.74% of the shares of Common Stock outstanding (based on (i) 11,713,291 shares of Common Stock outstanding as of September 9, 2020, as disclosed in the Definitive Proxy Statement filed with the SEC by the Issuer on September 11, 2020, and (ii) 2,210,382 shares of Common Stock issued in connection with the Acquisition).

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,078,073

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,078,073

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2020

Ventus Capital, LLC
By:	/s/ James L. Robo
Name: James L. Robo
Title: Manager

James L. Robo Revocable Living Trust of 2001 dated February 26, 2001
By:	/s/ James L. Robo
Name: James L. Robo
Title: Trustee

Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001
By:	/s/ Meredith B. Trim
Name: Meredith B. Trim
Title: Trustee

/s/ James L. Robo
James L. Robo, Individually

/s/ Meredith B. Trim
Meredith B. Trim, Individually

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Edison Nation, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have executed this Joint Filing Agreement as of this 8th day of October, 2020.

Ventus Capital, LLC
By:	/s/ James L. Robo
Name: James L. Robo
Title: Manager

James L. Robo Revocable Living Trust of 2001 dated February 26, 2001
By:	/s/ James L. Robo
Name: James L. Robo
Title: Trustee

Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001
By:	/s/ Meredith B. Trim
Name: Meredith B. Trim
Title: Trustee

/s/ James L. Robo
James L. Robo, Individually

/s/ Meredith B. Trim
Meredith B. Trim, Individually